
January 28, 2013

<u>Via E-Mail</u>
Andrew M. Freedman
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **CSP Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on January 25, 2013 by North & Webster LLC et al.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed on January 25, 2013 by North & Webster LLC et al.**
> **File No. 000-10843**

Dear Mr. Freedman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>General</u>

1. Please respond to the comments in our letter dated January 11, 2013.

2. We note that North & Webster "will use its best efforts to disseminate its proxy materials to stockholders on an expedited basis via two-day express mail." Please revise to clarify whether you are referring to stockholders of record, and describe how Broadridge and the participants will expedite delivery to beneficial owners to ensure that they have sufficient time to consider the information in the proxy statement and to vote on the matters on the proxy card.

3. In an appropriate location, please revise to briefly disclose the participants' reasons for opposing the advisory vote to approve executive compensation, for recommending one year on the advisory vote on the preferred frequency of holding advisory stockholder votes on the approval of executive compensation, and for opposing the ratification of the independent auditor.

4. Please revise the first page of the proxy statement to identify the additional participants in the North & Webster group.

Stockholder Letter, page 2

5. We note that you have listed the names of four director nominees in your stockholder letter but indicated on page 4 that a stockholder can vote for your "three independent Nominees." Please revise to clarify or tell us the reason for the discrepancy.

Proposal No. 1

Election of Directors, page 7

6. Please revise the business description of Mr. Bussone to clarify the business of Ezenia! Inc.

7. Please revise the business description of Mr. Kidston to clarify the business of SED International Holdings, Inc. and Sport-Haley Holdings, Inc.

8. Please revise the business description of Mr. Thoresen to describe briefly the business of Calaveras Capital, LLC and FT Specialty Finance, LLC.

Information Concerning CSP, page 19

9. We note that this filing refers security holders to information that will be contained in the issuer's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

Form of Proxy

10. We note that you state that the proxy is solicited on behalf of North & Webster, LLC, North & Webster Value Opportunities Fund, LP, and Samuel A. Kidston. Please revise to disclose this information in bold-face type and revise to include the other nominees.

11. Please revise the proxy card to disclose that stockholders will be disenfranchised with respect to one director position since five directors will be elected at the meeting and North & Webster is nominating only four director nominees.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions